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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  12)*

ABLEST INC.
(Name of Issuer)
Common Stock, $.05 par value per share
(Title of Class of Securities)
00371W100
(CUSIP Number)
Mia Jensen
The Burton Partnership, Limited Partnership
P.O. Box 4643
Jackson, WY 83001
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

David S. Felman, Esq.
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, Suite 3700
Tampa, FL 33602
April 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00371W100	SCHEDULE 13D	Page	2	of	7

1	NAMES OF REPORTING PERSONS: The Burton Partnership, Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		126,725

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		126,725

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	126,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00371W100	SCHEDULE 13D	Page	3	of	7

1	NAMES OF REPORTING PERSONS: The Burton Partnership (QP), Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		380,175

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		380,175

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	380,175

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00371W100	SCHEDULE 13D	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Donald W. Burton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		506,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		506,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	506,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
     This Amendment No. 12 (this “Amendment No. 12”) amends and supplements the Schedule 13D filed by The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership, and Donald W. Burton (the “Reporting Persons”) with the Securities and Exchange Commission on November 23, 1998, as amended (the “Schedule 13D”). Except as set forth below, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The Burton Partnership, Limited Partnership, a Delaware limited partnership (“BP”) and The Burton Partnership (QP), Limited Partnership, a Delaware limited partnership (“BPQP”), acquired a total of 506,900 shares of Ablest Inc. (the “Issuer”) through open market transactions during a period beginning May 6, 1996 and ending November 10, 2006, for an aggregate purchase price of $2,951,599.58. No part of the purchase price paid by BP or BPQP for such shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of the Issuer.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     On January 18, 2007, Charles H. Heist, III, the Issuer’s Chairman, and Donald W. Burton met with a special committee of the Issuer’s Board of Directors (the “Special Committee”) and delivered a proposal pursuant to which an acquisition vehicle formed by Mr. Heist, the Reporting Persons, and Kurt R. Moore, a director and President and Chief Executive Officer of the Issuer (collectively, the “Investors”), would acquire by merger all of the outstanding shares of Common Stock (other than certain shares held directly or indirectly by the Investors) for a purchase price of $7.50 per share in cash (the “Investors’ Proposal”).
     The Issuer subsequently declined the Investors’ Proposal in favor of an alternative offer. On April 4, 2007, the Issuer announced in a Current Report on Form 8-K that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Koosharem Corporation, a California corporation (“Parent”), and Select Acquisition, Inc. a Delaware corporation, and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”). The Merger Agreement contemplates that each share of the Issuerֹs common stock (including shares of restricted stock but excluding certain shares held by the Issuer, Parent or Merger Sub, or any of their respective subsidiaries, and other than those shares with respect to which appraisal rights are properly exercised) will be converted into the right to receive $11.00 in cash.
     In connection with the execution of the Merger Agreement, Mr. Heist, Karen L. Heist, Dixie Lea Clark, Victoria Heist Hall, Rebecca L. Heist and Kelli A. Heist (the “Heist Shareholders”) entered into a Voting Agreement pursuant to which the Heist Shareholders have agreed to vote in favor of the Merger. As a result, at this time, the Investors are no longer pursuing the transactions contemplated by the Investors’ Proposal and the Reporting Persons disclaim membership in any group comprised of the Reporting Persons, Mr. Heist, Mr. Moore and Karen L. Heist.

Item 5. Interest in Securities of Issuer.
     As a result of the matters described in Item 4 above, at this time, the Investors are no longer pursuing the transactions contemplated by the Investors’ Proposal and the Reporting Persons disclaim membership in any group comprised of the Reporting Persons, Mr. Heist, Mr. Moore and Karen L. Heist.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
     In connection with the Investors’ Proposal, Charles H. Heist, III, BP and BPQP entered into a Letter Agreement on February 28, 2007 (the “Letter Agreement”), pursuant to which Mr. Heist, on the one hand, and BP and BPQP, on the other hand, will be responsible for the payment, subject to certain conditions, of 74.8% and 25.2%, respectively, of all reasonable fees, costs and disbursements incurred BP, BPQP, Mr. Heist or their respective affiliates in connection with the Investors’ Proposal. The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 7.01 and incorporated by reference in its entirety into this Item 6.
     Also in connection with the Investors’ Proposal, AACH, Inc., an acquisition vehicle formed by the Investors, entered into a Debt Commitment Letter (the “Debt Commitment Letter”) with Manufacturers and Traders Trust Company (the “Lender”) on January 30, 2007, pursuant to which the Lender committed to provide to the Issuer, subject to certain conditions, up to $15.5 million in debt financing, through a combination of a senior secured term loan and a senior secured revolving credit facility, which financing was anticipated to be used to fund the merger contemplated by the Investors’ Proposal and for general corporate purposes for the operation of the Issuer following the closing of the transactions contemplated by the Investors’ Proposal. The foregoing summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is attached hereto as Exhibit 7.02 and incorporated by reference in its entirety into this Item 6.
Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits hereto:
Exhibit 7.01.  Letter Agreement, dated February 28, 2007
Exhibit 7.02.  Debt Commitment Letter, dated January 30, 2007

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2007	THE BURTON PARTNERSHIP, LIMITED PARTNERSHIP
	By:	/s/ Donald W. Burton
	Name:	Donald W. Burton
	Title:	General Partner

Dated: April 16, 2007	THE BURTON PARTNERSHIP (QP), LIMITED PARTNERSHIP
	By:	/s/ Donald W. Burton
	Name:	Donald W. Burton
	Title:	General Partner

Dated: April 16, 2007	/s/ Donald W. Burton
Donald W. Burton

EXHIBIT INDEX

Exhibit 7.01.	Letter Agreement, dated February 28, 2007

Exhibit 7.02.	Debt Commitment Letter, dated January 30, 2007